Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Products Reports
First Quarter Loss On Sales Decline

ST. LOUIS, November 8, 2011 – Allied Healthcare Products, Inc. (NASDAQ: AHPI) reported a loss in its first quarter on a decline in sales.

Allied’s net loss for the first quarter of its 2012 fiscal year was approximately $145,000, or a negative 2 cents per basic and diluted share, versus a loss of about $88,000, or a negative 1 cent per share, in the previous year’s first quarter.

Allied’s sales for the quarter ending September 30, 2011 totaled about $11.4 million. This represents a decline of approximately 4 percent from the previous year’s first quarter sales of about $11.9 million. Sales remain constrained by recession driven budget cuts in both hospitals and municipalities but the decline in sales between the two periods is believed by the Company to be a result of order timing rather than any further market declines.

The Company incurred expenses of about $400,000 in bringing production of Carbolime in-house during the first quarter. This production expense will be reduced by more than half in the second quarter and eliminated in the fiscal year’s third and fourth quarters, resulting in improved margins.

Allied also reported significantly higher commodity prices in the quarter. Prices for commodities such as brass and resin increased by more than 20 percent over prior year levels. Prices for non-commodity goods increased by about 4 percent over the prior year.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied’s product lines include respiratory care products, medical gas equipment and emergency medical products. Allied’s products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended September 30,
	2011	2010

Net sales	$11,395,008	$11,940,733
Cost of sales	8,988,991	9,390,006

Gross profit	2,406,017	2,550,727

Selling, general and administrative expenses	2,634,089	2,684,576

Loss from operations	(228,072)	(133,849)

Other (income) expenses:
Interest income	(8,994)	(7,475)
Interest expense	336	66
Other expense, net	14,405	15,100
	5,747	7,691

Loss before benefit from income taxes	(233,819)	(141,540)

Benefit from income taxes	(88,851)	(53,785)

Net loss	$(144,968)	$(87,755)

Basic and diluted loss per share	$(0.02)	$(0.01)

Weighted average common shares outstanding - basic and diluted	8,124,386	8,093,386

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	September 30, 2011	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$6,164,178	$6,512,887
Accounts receivable, net of allowances of $300,000	5,146,927	5,366,860
Inventories, net	10,752,057	10,553,289
Income tax receivable	187,728	95,578
Other current assets	456,015	213,745
Total current assets	22,706,905	22,742,359
Property, plant and equipment, net	8,855,578	8,660,507
Other assets, net	359,420	362,480
Total assets	$31,921,903	$31,765,346

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,796,735	$1,644,910
Other accrued liabilities	1,961,130	1,645,552
Deferred income taxes	508,457	512,572
Deferred revenue	630,850	688,200
Total current liabilities	4,897,172	4,491,234

Deferred revenue	-	114,700

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 shares issued at September 30, 2011 and June 30, 2011; 8,124,386 shares outstanding at September 30, 2011 and June 30, 2011	104,279	104,279
Additional paid-in capital	48,509,390	48,499,103
Accumulated deficit	(857,510)	(712,542)
Less treasury stock, at cost; 2,303,492 shares at
September 30, 2011 and June 30, 2011	(20,731,428)	(20,731,428)
Total stockholders' equity	27,024,731	27,159,412
Total liabilities and stockholders' equity	$31,921,903	$31,765,346